FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):     Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the announcement of non-audited financial information for the quarter ended on September 30, 2004.

Buenos Aires, October 15 2004.

To:	Buenos Aires Stock Exchange
Securities Exchange Commission
Central Bank of Argentina

Re: BBVA Banco Francés S.A. - Capital increase - Public offering authorization - Res. N°14,917, dated October 4, 2004 (Securities Exchange Commission) – Listing authorization dated October 7, 2004 (Buenos Aires Stock Exchange). NON-AUDITED FINANCIAL INFORMATION.

Within the framework of the transparency regime, we hereby submit preliminary non-audited financial information for the fiscal quarter ended on September 30, 2004, to be released on October 18, 2004, the first day of the subscription period for new shares offered in connection with a capital increase carried out by the Bank. This information supplements the financial information contained in the offering prospectus of the Bank, which covers periods prior to, and ending on, June 30, 2004.

Audited financial statements for the third quarter 2004 will be released on November 11, 2004.

The information contained in the table below is preliminary non-audited financial information, which may be subject to changes.

in thousands of pesos
Accumulated net income for the 9-month period ended September 30, 2004	-57,523
Total Stockholders’ Equity as of September 30, 2004	1,285,176

Gross Intermediation Margin — Earnings	364,898
Administrative Expenses	-342,617
Net Financial Income — Earnings	193,211

Additional information: a) the net loan portfolio increased to Ps. 8,273,143 thousand, which represents a 4.76% increment compared to June 30, 2004 mainly due to a 16.85% growth in private sector financing, and b) total deposits amounted to Ps. 8,553,825 thousand, a 2.94% higher than on June 30, 2004.

BANCO FRANCÉS HAS NOT OFFERED AND WILL NOT OFFER THE NEW SHARES TO PERSONS IN THE UNITED STATES. THE NEW SHARES OF BANCO FRANCÉS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND THEREFORE MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NEW SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: October 18, 2004	By:	/s/ Marcelo G. Canestri
Name: Marcelo G.Canestri
Title: Chief Financial Officer